Exhibit 99.1

Sierra Metals Announces Results of Annual General Meeting of Shareholders & Directorate Change

TORONTO--(BUSINESS WIRE)--June 10, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) hereby announces the voting results from the Company’s Annual General Meeting of Shareholders held on Friday, June 10, 2022 (the “AGM”).

A total of 128,416,799 common shares were represented at the meeting, being 78.33% of the Company’s issued and outstanding shares. Shareholders voted in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors for the ensuing year, and the election of management’s nominees as directors.

Detailed results of the votes on the election of directors are as follows:

Director	Votes For	Votes Withheld	Outcome of Vote
Oscar Cabrera	62,316,296 (58.80%)	43,665,198 (41.20%)	Approved
Douglas Cater	62,451,391 (58.93%)	43,530,103 (41.07%)	Approved
Carlos Santa Cruz	62,315,927 (58.80%)	43,665,567 (41.20%)	Approved
Luis Marchese	59,858,436 (56.48%)	46,123,058 (43.52%)	Approved
Robert Neal	62,320,575 (58.80%)	43,660,919 (41.20%)	Approved
Dawn Whittaker	62,498,388 (58.97%)	43,483,106 (41.03%)	Approved
Koko Yamamoto	62,489,360 (58.96%)	43,492,134 (41.04%)	Approved

At the AGM, the shareholders of the Company re-elected each of Oscar Cabrera, Douglas Cater, Carlos Santa Cruz, Luis Marchese, Dawn Whittaker and Koko Yamamoto to the board of directors of the Company (the “Board”). In addition to the re-election of the foregoing directors, the shareholders also elected Robert Neal to join the Board.

Jose Vizquerra, Steven Dean and Dionisio Romero did not stand for re-election at the AGM. Each have been long-standing members of the Board and have seen the Company through several expansions and growth initiatives. Jose joined in 2017 and served as Chair for the past year. Steven has served on the Board since October of 2011 and Dionisio has been a member of the Board since 2015.

“We would like to thank each of Jose, Steven and Dionisio for the valuable time and guidance they have provided to management during their respective tenures on the Board. Their commitment to helping define and execute the Company’s corporate strategic goals is greatly appreciated. We welcome Rob to the Sierra Metals board. His knowledge and experience in capital markets and corporate finance bring a valuable perspective to our board,” commented Luis Marchese, CEO.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s common shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Contacts

Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1(416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777